SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                           (Amendment No. _________)*


                         Angiotech Pharmaceuticals, Inc.
             -------------------------------------------------------
                                (Name of Issuer)


                           Common Stock, no par value
             -------------------------------------------------------
                         (Title of Class of Securities)


                                    034918102
             -------------------------------------------------------
                                 (CUSIP Number)


                        West Coast Asset Management, Inc.
                        2151 Alessandro Drive, Suite 215
                            Ventura, California 93001
                           Attention: R. Atticus Lowe
                            Telephone: (805) 653-5333
             -------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                               September 24, 2008
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

                               Page 1 of 10 pages

CUSIP No.: 034918102

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     West Coast Asset Management, Inc.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [ ]
     (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS

     WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     California

NUMBER OF                      7        SOLE VOTING POWER   -  0
SHARES
BENEFICIALLY                   8        SHARED VOTING POWER   -  11,145,076
OWNED BY
EACH                           9        SOLE DISPOSITIVE POWER   -  0
REPORTING
PERSON WITH                    10       SHARED DISPOSITIVE POWER  -  11,145,076

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     11,145,076

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     13.0%

14   TYPE OF REPORTING PERSON

     IA

                               Page 2 of 10 pages

CUSIP No.: 034918102

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     R. Atticus Lowe

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [ ]
     (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS

     AF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

NUMBER OF                      7        SOLE VOTING POWER   -  0
SHARES
BENEFICIALLY                   8        SHARED VOTING POWER   -  11,145,076
OWNED BY
EACH                           9        SOLE DISPOSITIVE POWER   -  0
REPORTING
PERSON WITH                    10       SHARED DISPOSITIVE POWER  -  11,145,076

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     11,145,076

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     13.0%

14   TYPE OF REPORTING PERSON

     HC

                               Page 3 of 10 pages

CUSIP No.: 034918102

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Lance W. Helfert

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [ ]
     (b) [ ]

3    SEC USE ONLY

     SOURCE OF FUNDS

     AF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

NUMBER OF                      7        SOLE VOTING POWER   -  0
SHARES
BENEFICIALLY                   8        SHARED VOTING POWER   -  11,145,076
OWNED BY
EACH                           9        SOLE DISPOSITIVE POWER   -  0
REPORTING
PERSON WITH                    10       SHARED DISPOSITIVE POWER  -  11,145,076

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     11,145,076

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     13.0%

14   TYPE OF REPORTING PERSON

     HC

                               Page 4 of 10 pages

CUSIP No.:  034918102

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Paul J. Orfalea

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [ ]
     (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS

     AF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

NUMBER OF                      7        SOLE VOTING POWER   -  0
SHARES
BENEFICIALLY                   8        SHARED VOTING POWER   -  11,145,076
OWNED BY
EACH                           9        SOLE DISPOSITIVE POWER   -  0
REPORTING
PERSON WITH                    10       SHARED DISPOSITIVE POWER  -  11,145,076

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     11,145,076

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     13.0%

14   TYPE OF REPORTING PERSON

     HC

                               Page 5 of 10 pages

ITEM 1.  Security and Issuer.

         The class of equity securities to which this Statement on Schedule 13D (this "Statement") relates is the common stock, no par value (the "Common Stock"), of Angiotech Pharmaceuticals, Inc. (the "Issuer"), with its principal executive offices located at 1618 Station Street, Vancouver, B.C. Canada, V6A 1B6.

ITEM 2.  Identity and Background.

         (a)-(c) and (f) The names of the persons filing this Statement (the "Reporting Persons") are: (1) West Coast Asset Management, Inc., a California corporation (the "Investment Manager"); (2) R. Atticus Lowe, a United States Citizen ("Lowe"); (3) Lance W. Helfert, a United States Citizen ("Helfert"); and
(4) Paul J. Orfalea, a United States Citizen ("Orfalea", and together with Lowe and Helfert, the "Principals"). The principal business address of each of the Reporting Persons is located at 2151 Alessandro Drive, Suite 215, Ventura, California 93001.

         Each of Lowe's and Helfert's principal occupation is serving on the investment committee of the Investment Manager. Orfalea's principal occupation is involvement with a range of business ventures (including the Investment Manager) and not-for-profit organizations. The principal business of the Investment Manager is providing investment management services to West Coast Opportunity Fund, LLC, a private investment vehicle, and separately managed accounts, some of which are affiliated with the Reporting Persons (such accounts, the "Accounts"). The Accounts directly own all of the shares reported in this Statement. The Investment Manager and the Principals may be deemed to share (with each other and not with any third party) voting and/or dispositive power with respect to such shares, and disclaim beneficial ownership of such shares.

         (d)-(e) During the last five years, none of the Reporting Persons have been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  Source and Amount of Funds or Other Consideration

         The source and amount of funds used by the Reporting Persons in making the purchases of the shares of Common Stock owned by the Accounts in aggregate was $40,721,395 from working capital. The Reporting Persons may effect purchases of securities through margin accounts which may extend margin credit to the Reporting Persons as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and brokers' credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

ITEM 4.  Purpose of Transaction.

BACKGROUND
----------

         The Reporting Persons (also referred to as "we" or "our") believe the Issuer's underlying business and prospects are worth far in excess of its current enterprise value, and that a recapitalization of the Issuer can be in achieved in a manner which preserves a very significant amount of upside for existing equity holders. Based on industry comparables and our assessment of intrinsic value, we believe the Issuer is currently worth at least $6 per share, net of debt, and has the potential to exceed $20 per share over the next 5 years. Our assessment of the Issuer's value is broken out in different components as follows:

                               Page 6 of 10 pages

Medical Device Segment (Excluding Quill SRS and 5-FU CVC):  $500 - $800 Million
o This segment was purchased by the Issuer for $785 million more than two years ago and has since been vastly improved from an operational and sales perspective. Operations have been consolidated and streamlined, while multiple new branded products have been launched under the exceptional leadership of new management.

Quill SRS:  $200 - $500 Million+
o Based on intense research and interaction with medical professionals, we believe the Issuer's Quill SRS franchise is beginning to revolutionize the global wound closure market, which exceeds $2 billion in annual sales. Quill SRS products are protected by significant intellectual property and enjoy very high gross margins.

Taxus Royalties:  $175 - $250 Million
o This value assumes very significant competition in the second half of 2008 and beyond, which would result in dramatically reduced royalty payments in the future. However, we believe this franchise has significant long-term staying power in a very large market, and that it will eventually be revived by new product launches.

5-FU Platform:  $100 Million+
o We believe the Issuer's 5-FU platform meets a very important and growing need in the medical device industry. The Issuer's approved 5-FU CVC catheter has the potential to exceed $50 million in annual sales, and we believe this drug coating can be leveraged across a great number of medical devices, both within the Issuer's current portfolio and through in-licensing and out-licensing agreements.

Zilver PTX:  $100 Million+
o We believe Zilver PTX has the potential to exceed $1 billion in annual sales, from which the Issuer will receive a very significant royalty %. Depending on the product's pending market approvals and its commercial success, Zilver PTX has a meaningful chance to generate more than $100 million in annual royalties net to the Issuer. We believe Zilver PTX has an outstanding chance of attaining significant commercial success both in the U.S. and abroad.

         The foregoing may contain statements, statistics and projections that include words such as "intends", "expects", "anticipates", "estimates" and words of similar import. By their nature, such statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. No assurances can be given that such expectations will prove to be correct and actual results may differ materially from those projected because such statements are based on assumptions as to future economic performance and are not statements of fact. Certain economic, market and other information contained herein has been obtained from sources that the Reporting Persons believe to be reliable; however, the Reporting Persons do not assume any responsibility for the accuracy or completeness of such information.

PURPOSE
-------

         All of the shares of Common Stock reported herein as being beneficially owned by the Reporting Persons were acquired for investment purposes. Except as set forth herein, none of the Reporting Persons has any plans or proposals that relate to or would result in any of the transactions described in subparagraphs
(a) through (j) of Item 4 of Schedule 13D.

                               Page 7 of 10 pages

         The Issuer has been pursuing a possible transaction with certain private equity investors, as disclosed in the Issuer's proxy materials. The Reporting Persons, consistent with their investment purpose, are attempting to find an alternative which preserves as much value as possible for equity holders. The Reporting Persons (and their affiliates), other shareholders, bondholders, and/or unrelated parties may pursue multiple alternatives including: (i) providing or facilitating the Issuer with a senior revolving credit facility, and/or (ii) helping to organize the Issuer's debt holders in a manner which effectively replaces the recently proposed transaction involving certain private equity investors, and/or (iii) reaching an agreement whereby such debt holders restructure their debt in a manner which provides a significant amount of additional liquidity to the Issuer, and/or (iv) taking the Issuer private, and/or (v) soliciting third parties to merge with the Issuer or acquire the Issuer in whole or in part.

         Consistent with their investment purpose, the Reporting Persons may engage in communications with any one or more of the following regarding the Issuer's management, financial condition, operations, business, results, plans and prospects: shareholders or bondholders of the Issuer; officers or employees of the Issuer; members of the board of directors of the Issuer; representatives of the Issuer; the private equity investors that the Issuer is currently in talks with; and private equity and/or strategic investors that the Issuer has been in communication with in the past. The Reporting Persons may discuss ideas that, if effected, may result in any of the following: the acquisition by persons or entities of new securities or debt obligations of the Issuer, an extraordinary corporate transaction involving the Issuer, and/or changes in the board of directors or management of the Issuer.

         The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.

ITEM 5.  Interest in Securities of the Issuer.

         (a) The Accounts directly own 11,145,076 shares of Common Stock representing 13.0% of all of the outstanding shares of Common Stock. The Investment Manager and the Principals may be deemed to share (with each other and not with any third party) voting and/or dispositive power with respect to such shares, and disclaim beneficial ownership of such shares. The percentage set forth in this response is based on the 85,121,983 shares of Common Stock outstanding as of July 25, 2008, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2008.

         (b) The Investment Manager and the Principals may be deemed to share power (with each other and not with any third party) to vote or direct the vote of and to dispose or direct the disposition of the 11,145,076 shares of Common Stock held by the Accounts.

                               Page 8 of 10 pages

         (c) The Investment Manager (on behalf of non-affiliated Accounts) engaged in the following transactions on the open market in the ordinary course of business with respect to the Issuer's Common Stock:

         Transaction       Number of        Price             Type of
         Date              Shares           per Share         Transaction
         ----------------------------------------------------------------
         7/31/08           11,625           $2.0062           Purchase
         9/4/08            79,525           $1.5015           Sale
         9/12/08           20,250           $1.2500           Sale
         9/16/08           25,000           $1.1016           Sale
         9/17/08           79,800           $1.1767           Purchase
         9/18/08           103,300          $1.2684           Purchase
         9/19/08           109,700          $1.3395           Sale
         9/22/08           2,100            $0.9278           Sale

         Other than the foregoing, no transactions in the Common Stock have been effected by the Reporting Persons in the last sixty (60) days.

         (d)      Not applicable.

         (e)      Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         Not applicable.

ITEM 7.  Material to be Filed as Exhibits.

         Exhibit A - Joint Filing Agreement

         Exhibit B - Power of Attorney dated July 24, 2007


                               Page 9 of 10 pages

                                    SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this Statement is true, complete and correct.

Dated:  September 25, 2008

                                       WEST COAST ASSET MANAGEMENT, INC.
                                       R. ATTICUS LOWE
                                       LANCE W. HELFERT
                                       PAUL J. ORFALEA

                                       By: /s/ Linda Schuman
                                           -------------------------------------
                                           Name:  Linda Schuman
                                           Title: Chief Compliance Officer of
                                                  the Investment Manager and
                                                  Attorney-in-fact for each of
                                                  the Principals


                               Page 10 of 10 pages

                                  EXHIBIT INDEX

Exhibit A - Joint Filing Agreement

Exhibit B - Power of Attorney dated July 24, 2007

                                    EXHIBIT A

                             JOINT FILING AGREEMENT

         The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Stock, no par value, of Angiotech Pharmaceuticals, Inc. is, and any amendments thereto signed by each of the undersigned shall be, filed pursuant to and in accordance with the provisions of Rule 13(d)-1(k) under the Securities Exchange Act of 1934, as amended.

Dated:  September 25, 2008


                                       WEST COAST ASSET MANAGEMENT, INC.
                                       R. ATTICUS LOWE
                                       LANCE W. HELFERT
                                       PAUL J. ORFALEA

                                       By: /s/ Linda Schuman
                                           -------------------------------------
                                           Name:  Linda Schuman
                                           Title: Chief Compliance Officer of
                                                  the Investment Manager and
                                                  Attorney-in-fact for each of
                                                  the Principals

                                   EXHIBIT B

                                POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that the undersigned Paul J. Orfalea, Lance
W. Helfert, and R. Atticus Lowe, hereby each constitutes and appoints Linda Schuman, Paul J. Orfalea, Lance W. Helfert and R. Atticus Lowe, and each of them, as applicable, as true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution in name, place and stead, to sign any reports on Form 3 (Initial Statement of Beneficial Ownership of Securities), Form 4 (Statement of Changes in Beneficial Ownership of Securities) and Form 5 (Annual Statement of Beneficial Ownership of Securities) relating to transactions by the undersigned in Common Shares or other securities and all amendments thereto, and all filings on Schedule 13D or Schedule 13G, and all amendments thereto, and to file the same, with the Securities and Exchange Commission and the appropriate securities exchange, granting unto said attorneys-in-fact and agents, and each of them, or their substitutes, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, and each of them, or their substitutes, may lawfully do or cause to be done by virtue hereof. This Power of Attorney shall be effective until such time as the undersigned delivers a written revocation thereof to the above-named attorneys-in-fact and agents.

The undersigned each acknowledge that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming any of the undersigned's responsibilities to comply with Section 16 of the Securities Exchange Act of 1934.


Dated:  July 24, 2007                  /s/ Paul J. Orfalea
                                       -----------------------------------------
                                       Paul J. Orfalea


Dated:  July 24, 2007                  /s/ Lance W. Helfert
                                       -----------------------------------------
                                       Lance W. Helfert


Dated:  July 24, 2007                  /s/ R. Atticus Lowe
                                       -----------------------------------------
                                       R. Atticus Lowe